

October 9, 2012

Via E-mail
Mr. Martin S. Craighead
President and Chief Executive Officer
Baker Hughes Incorporated
2929 Allen Parkway
Houston, Texas 77019

> **Re:** **Baker Hughes Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Response dated September 6, 2012**
> **File No. 1-09397**

Dear Mr. Craighead:

We have reviewed your correspondence dated September 6, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 8

1. We note your response to comment 2 in our letter dated August 17, 2012, including your statement that you believe that the risk-factor disclosure included in the 2011 Form 10-K includes disclosure of "any material operational hazards and attendant financial risk associated with our hydraulic fracturing services…." We are unable to locate this disclosure. Please advise or, in the alternative, please revise your Risk Factors section to address specifically, if material, the operational and financial risks associated with your fracking services, such as potential underground migration, surface spillage and mishandling of fluids, and wastewater disposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or Laura Nicholson (Staff Attorney) at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director